Press Release Exhibit 99.1

MEDIROM “Surpasses 50,000 Cumulative World ID Human Verifications Across Its Stores”

Completing the Initial Rollout Phase for World, Moving to Storefront Installation for
Stable Access

Tokyo, Japan – August 27, 2026 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM, “MEDIROM” or the “Company”) is pleased to announce that the cumulative number of human verifications conducted through World ID’s Orb has surpassed 50,000 as of July 14, 2026, at stores including the wellness studio “Re.Ra.Ku,” operated by its subsidiary, MEDIROM Wellness Co.

World ID is an anonymous proof-of-human, stored on a person's mobile phone, that allows an individual to securely and anonymously prove they are a real, unique human online.
Individuals verify their World ID at an Orb. The Company has been actively promoting the adoption of World ID in Japan.

Beyond deploying Orbs across our nationwide network of Re.Ra.Ku stores, the MEDIROM Group has actively pursued a range of outreach initiatives, including pop-up verification booths at various events and strategic collaborations with agencies and business partners.
Leveraging our extensive customer service expertise and strong customer engagement at the store level, we have maintained strong momentum in expanding World ID verifications, culminating in the milestone of surpassing 50,000 total verifications.

Having reached the milestone of 50,000 verifications, we are now transitioning from the initial phase of active outreach and expansion initiatives to the next stage of our efforts. Moving forward, as a participating partner, our focus will shift toward providing a stable and dependable access environment through Orb installations at our 300 stores.

MEDIROM will continue to participate in and support the World project through our in-store presence. Furthermore, we will continue to explore potential additional applications of health-related data, seeking to create new value at the intersection of healthcare and technology.

◼ Reference Material

The following is a previously issued press release from MEDIROM regarding its partnership with World.

MEDIROM Partners with World to Deploy “Proof of Human” Infrastructure Throughout Japan, a Technology Envisioned by Sam Altman and Alex Blania

https://medirom.co.jp/en/news/20251226en

◼ ︎About Re.Ra.Ku Group

Re.Ra.Ku Group Re.Ra.Ku design studio of healthy life Group Re.Ra.Ku PRO Running Re.Ra.Ku PRO Running Spa Re.Ra.Ku Re.Ra.Ku design studio of healthy life Bell Epoc Relaxation Space Ruam Ruam RELAXATION SALON

Re.Ra.Ku Group operates more than 300 wellness salons nationwide, centered around Re.Ra.Ku. In addition to “Re.Ra.Ku,” which is located in commercial facilities and street-front stores, the group also operates five other brands: “Spa Re.Ra.Ku,” which is located in hot spring facilities; “Re.Ra.Ku PRO,” which operates a multi-purpose running station; “Bell Epoc,” which offers a wide range of services such as reflexology and aromatherapy body care, mainly in rural areas; and “Ruam Ruam,” which offers Asian massage techniques.

Web https://reraku.jp/

◼ MEDIROM Wellness Co.

As a group company of MEDIROM, MEDIROM Wellness Co. operates a wellness salon business.

Through the operation of wellness salons, including “Re.Ra.Ku,” the company supports the physical and mental well-being of its customers.

◼ About MEDIROM Group

MEDIROM Group operates approximately 300 wellness salons under the “Re.Ra.Ku®” brand nationwide.

Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the 24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

◼ About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue, ” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

・ MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;

・ the MSA being early terminated by the World parties for convenience or any other reason;

・changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;

・ MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

・ the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;

・ MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

・ MEDIROM’s ability to raise additional capital on acceptable terms or at all;

・ MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;

・ changes in consumer preferences and MEDIROM’s competitive environment;

・ MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics; and

・ the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects”sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.